UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2024

Commission file number: 001-39166

Metalla Royalty & Streaming Ltd.

(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:

[ ] Form 20-F [ x ] Form 40-F

SUBMITTED HEREWITH

Exhibit	Description

99.1	News Release dated March 28, 2024
99.2	Form 52-109F1 - Certification of annual filings - CEO
99.3	Form 52-109F1 - Certification of annual filings - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024	/s/ Kim Casswell
Kim Casswell
Corporate Secretary